SUPPL



GROUP

Reviewed interim results

for the six months ended 28 February 2005

Operational highlights

- Substantial increase in unit sales
- Improvement in quality of receivables
- Maximising positive trading environment
- Strong cash generation by trading

Financial highlights

- Revenue up by 9% to R5,2 billion (2004: R4,7 billion)
- Total sale of merchandise up by 11% to R3,6 billion (2004: R3,2 billion). Real growth of 19,5%
- Operating income up by 37% to R936 million (2004: R684 million)
- Operating margin improved from 14,4% to 18,1%
- Headline earnings up by 42% to R641 million (2004: R452 million)
- Headline earnings per share up by 38% to 376,2 cents (2004: 272,5 cents)
- Distribution per share up by 106% to 185 cents (2004: 90 cents)
- Arrears percentage down to 10,1% (2004: 14,9%)
- No gearing (2004: 17,1%)

Trading environment

- Favourable economic conditions in local durable retail market
- Significant benefits from proactive steps taken
  - to reduce risk exposure
  - to combat deflation
- Potential for margin expansion

Income statement

Audited 12 months ended 31 August 2004 R million		**Reviewed 6 months ended 28 February 2005 R million**	Reviewed 6 months ended 29 February 2004 R million	Change %
6 131	Sale of merchandise	**3 557**	3 201	11
1 454	Finance charges earned	**705**	741	(5)
1 095	Financial services	**680**	603	13
376	Other services	**235**	189	24
9 056	Revenue	**5 177**	4 734	9
4 148	Cost of sales	**2 420**	2 164	12
3 456	Operating expenses before the following:	**1 768**	1 830	(3)
94	Depreciation	**42**	43	(2)
	Amortisation			
2	Goodwill	**–**	1	
14	Trademark	**10**	16	
–	Loss on disposal of Mozambique operations	**5**	–	
50	Loss on disposal of and closure of BoConcept	**–**	–	
34	Loss on closure of Profurn legacy stores	**–**	–	
(7	Surplus on disposal of property, plant and equipment	**(4)**	(4)	
1 265	Operating income (note 2)	**936**	684	37
(24)	Investment income	**(21)**	(6)	
145	Finance costs – net (note 3)	**60**	68	(12)
1 144	Income before taxation	**897**	622	44
354	Taxation	**258**	168	54
790	Income attributable to shareholders	**639**	454	41
	Reconciliation of headline earnings			
790	Income attributable to shareholders	**639**	454	
2	Goodwill amortised	**–**	1	
–	Loss on disposal of Mozambique operations	**5**	–	
50	Loss on disposal and closure of BoConcept	**–**	–	
34	Loss on closure of Profurn legacy stores	**–**	–	
(7)	Surplus on disposal of property, plant and equipment	**(4)**	(4)	
2	Taxation thereon	**1**	1	
871	Headline earnings	**641**	452	42
172 000	Number of shares in issue (000)	**174 500**	169 000	3
3 288	Treasury shares held (000)	**1 079**	1 292	
168 712	Number of shares held outside the Group (000)	**173 421**	167 708	3
	Weighted average number of shares in issue (000)			
166 930	– basic	**170 391**	166 065	3
172 493	– diluted	**177 608**	171 398	4
	Headline earnings per share (cents)			
522,0	– basic	**376,2**	272,5	38
505,2	– diluted	**360,9**	264,0	37
	Earnings per share (cents)			
473,3	– basic	**374,9**	273,6	37
458,1	– diluted	**359,7**	265,1	36
240	Distribution to shareholders (cents)	**185**	90	106
90	– Interim (proposed)	**185**	90	
150	– Final			
14,0	Operating margin (%)	**18,1**	14,4	26

Balance sheet

Audited 31 August 2004 R million		**Reviewed 28 February 2005 R million**	Reviewed 29 February 2004 R million
	ASSETS		
645	Non-current assets	**628**	969
210	Property, plant and equipment	**216**	210
–	Goodwill	**–**	44
165	Trademark	**155**	299
110	Investments	**123**	136
160	Deferred taxation	**134**	280
7 094	Current assets	**7 599**	6 649
784	Inventories	**880**	765
4 871	Trade and other receivables (note 4)	**5 315**	4 955
34	Financial assets	**18**	37
77	Taxation	**60**	44
1 328	Bank balances and cash	**1 326**	848
7 739	**Total assets**	**8 227**	7 618
	EQUITY AND LIABILITIES		
	Equity and reserves		
1 903	Share capital and premium	**1 973**	1 826
(88)	Treasury shares	**(26)**	(35)
137	Non-distributable reserve	**138**	124
1 803	Retained income	**2 118**	1 720
253	Shareholders for dividend	**321**	151
4 008	Shareholders' equity	**4 524**	3 786
1 487	Non-current liabilities	**1 546**	1 704
947	Interest bearing long term liabilities	**926**	1 130
540	Deferred taxation	**620**	574
2 244	Current liabilities	**2 157**	2 128
1 787	Trade and other payables (note 5)	**1 688**	1 686
362	Interest bearing liabilities	**383**	366
8	Financial liabilities	**–**	6
87	Taxation	**86**	70
–	Bank overdraft	**–**	–
7 739	**Total equity and liabilities**	**8 227**	7 618
110	Directors' valuation of unlisted investments	**123**	136
14	Capital expenditure authorised and contracted	**–**	–
109	Capital expenditure authorised but not yet contracted	**96**	32
1 149	Operating lease commitments	**1 104**	1 375
	The Group has no other material commitments or contingent liabilities.		
2 330,1	Net asset value per share (cents)	**2 592,7**	2 240,5
(0,5)	Gearing ratio (net) (%)	**(0,4)**	17,1

Cash flow statement

Audited 12 months ended 31 August 2004 R million		**Reviewed 6 months ended 28 February 2005 R million**	Reviewed 6 months ended 29 February 2004 R million
908	**Cash flows from operating activities**	**(95)**	227
1 453	Cash generated by trading	**989**	745
(38)	Increase in working capital	**(675)**	(276)
1 415	Cash generated by operations	**314**	469
24	Investment income	**21**	6
(144)	Finance costs – net	**(52)**	(77)
(123)	Taxation paid	**(123)**	(58)
1 172	Cash available from operating activities	**160**	340
(264)	Dividends paid	**(255)**	(113)
(72)	**Cash flows from investing activities**	**(39)**	(29)
–	Acquisition of Blake & Associates	**(15)**	–
–	Proceeds on disposal of Mozambique operations	**19**	–
24	Proceeds on disposal of BoConcept	**–**	–
13	Investment receipts	**2**	10
24	Proceeds on disposal of property, plant and equipment	**8**	8
(133)	Additions to property, plant and equipment	**(53)**	(47)
49	**Cash flows from financing activities**	**132**	207
77	Proceeds on disposal of treasury shares by share incentive trusts	**133**	48
347	Long term bank borrowings raised	**180**	347
(482)	Long term bank borrowings repaid	**(145)**	(331)
200	Finance lease liability raised	**–**	200
(93)	Finance lease liabilities repaid	**(36)**	(57)
885	**Net increase in cash and cash equivalents**	**(2)**	405
443	Cash and cash equivalents at beginning of period	**1 328**	443
1 328	**Cash and cash equivalents at end of period**	**1 326**	848
133	Capital expenditure incurred	**53**	47

Notes

1. ACCOUNTING POLICIES

The accounting policies used in the preparation of the interim profit announcement are consistent with those applied in the previous financial year ended 31 August 2004, which are compliant with South African Statements of Generally Accepted Accounting Practice and International Financial Reporting Standards.

This announcement was compiled in terms of AC 127/IAS 34 – Interim Reporting.

2. RECONCILIATION OF REVENUE TO OPERATING INCOME

Audited 12 months ended 31 August 2004 R million		**Reviewed 6 months ended 28 February 2005 R million**	Reviewed 6 months ended 29 February 2004 R million
9 056	Revenue	**5 177**	4 734
4 148	Cost of sales	**2 420**	2 164
661	Other direct operating expenses	**321**	433
550	Administration and IT	**277**	296
333	Marketing	**179**	160
489	Occupancy	**227**	254
1 296	Employees	**678**	603
223	Transport and travel	**109**	111
25	Management fee	**15**	12
14	Amortisation – trademark	**10**	16
2	– goodwill	**–**	1
–	Loss on disposal of Mozambique operations	**5**	–
50	Loss on disposal and closure of BoConcept	**–**	–
1 265	Operating income	**936**	684

3. FINANCE COSTS – NET

Audited 31 August 2004 R million		**Reviewed 28 February 2005 R million**	Reviewed 29 February 2004 R million
202	Interest paid	**86**	94
(58)	Interest received	**(34)**	(23)
1	Fair value losses/(gains) on financial assets and liabilities	**8**	(3)
145		**60**	68

4. TRADE AND OTHER RECEIVABLES

Audited 31 August 2004 R million		**Reviewed 28 February 2005 R million**	Reviewed 29 February 2004 R million
6 394	Instalment sale receivables (note a)	**7 024**	6 932
(1 850)	*Less:* Provisions	**(2 062)**	(2 259)
(917)	Unearned finance charges	**(1 054)**	(1 000)
(482)	Bad debts	**(501)**	(791)
(451)	Other (note b)	**(507)**	(468)
4 544	Net instalment sale receivables	**4 962**	4 673
327	Other receivables	**353**	282
4 871	Total accounts receivable	**5 315**	4 955
28,93%	*Provisions as a percentage of instalment sale receivables*	***29,36%***	*32,59%*

In accordance with industry norms, amounts due from instalment sale receivables, receivable after one year, are included in current assets. The credit terms of instalment sale receivables range from 6 to 24 months.

a. Classified as originated loans and receivables and carried at amortised cost.

b. Other provisions consist of provisions for extended guarantees, unearned club, insurance and collection fees raised on fair valuation of the Profurn closed branches.

Bank borrowings are secured by a negative pledge of accounts receivable.

5. TRADE AND OTHER PAYABLES

The directors consider the carrying amount of trade and other payables to approximate their fair values.

The credit period of trade payables ranges between 30 and 90 days.

The following provisions are included in trade and other payables:

Raised on the acquisition of Profurn:	Raised at acquisition R million	Balance at 31 August 2004 R million	Utilised during current period R million	**Reviewed 28 February 2005 R million**
Retrenchment costs	43	14	1	**13**
Closing of facilities	30	4	–	**4**
Lease closure costs	134	61	29	**32**
	207	79	30	**49**

Raised on the closure of Profurn legacy stores:	*Raised on closure R million*	*Balance at 31 August 2004 R million*	*Utilised during current period R million*	**Reviewed 28 February 2005 R million**
Retrenchment costs	1	–	–	–
Lease closure costs	8	8	3	**5**
	9	8	3	**5**

Audited 31 August 2004 R million	Other provisions:	**Reviewed 28 February 2005 R million**	Reviewed 29 February 2004 R million
43	Leave pay	**53**	44
39	Annual bonus	**10**	10
82		**63**	54

6. DILUTED EARNINGS AND HEADLINE EARNINGS PER SHARE

The number of shares for diluted earnings purposes has been calculated after considering the dilutive impact of share options and the cash value to be received in future, in respect of unissued shares granted to employees.

7. RELATED PARTIES

The Group entered into various transactions with related parties which occurred under terms that are no less favourable than those arranged with independent third parties.

Statement of changes in equity

	Share capital R million	Share premium R million
Balance at 31 August 2003		
– restated	8	1 770
– as previously reported	8	1 770
Consolidation of share incentive trusts		
Income attributable to shareholders		
Distributable to shareholders		
Distributable to share incentive trusts		
Paid to shareholders		
Paid to share incentive trusts		
Proceeds on disposal of treasury shares		
Profit on disposal of treasury shares transferred to retained income		
Shares issued to share incentive trusts		48
Proceeds on disposal of treasury shares by share incentive trusts		
Translation of foreign entities		
Balance at 29 February 2004	8	1 818
At acquisition adjustment		
Income attributable to shareholders		
Distributable to shareholders		
Distributable to share incentive trusts		
Distributable to treasury shares		
Paid to shareholders		
Paid to share incentive trusts		
Shares issued to share incentive trusts	1	76
Proceeds on disposal of treasury shares by share incentive trusts		
Translation of foreign entities		
Balance at 31 August 2004	9	1 894
Income attributable to shareholders		
Distributable to shareholders		
Paid to shareholders		
Paid to share incentive trusts		
Paid to treasury shares		
Profit on disposal of treasury shares		
Shares issued to share incentive trusts		70
Proceeds on disposal of treasury shares by share incentive trusts		
Translation of foreign entities		
Balance at 28 February 2005	**9**	**1 964**

Treasury shares R million	Non-distributable reserves R million	Retained income R million	Shareholders for dividend R million	Total R million
(39)	127	1 415	111	3 392
(13)	127	1 401	113	3 406
(26)		14	(2)	(14)
		454		454
		(154)	154	–
		1	(1)	–
			(115)	(115)
			2	2
8				8
(4)		4		–
48	(48)			–
48				48
	(3)			(3)
(35)	124	1 720	151	3 786
(5)				(5)
		336		336
		(261)	261	–
		7	(7)	–
		1	(1)	–
			(155)	(155)
			4	4
(77)				–
29				29
	13			13
(88)	137	1 803	253	4 008
		639		639
		(327)	327	–
			(255)	(255)
		3	(3)	–
			(1)	(1)
(1)				(1)
(70)				–
133				133
	1			1
(26)	**138**	**2 118**	**321**	**4 524**

Segmental report – 6 months ended 28 February 2005

		Russells	Joshua Doore	Bradlows	Price 'n Pride	Electric Express
Revenue	Rm	1 131	763	422	478	246
Operating income	Rm	297	168	83	90	47
Depreciation	Rm	1	1	1	1	–
Total assets	Rm	1 539	1 078	600	760	313
Total current liabilities	Rm	322	220	150	100	71
Capital expenditure	Rm	2	1	1	1	–
Operating margin	%	26,3	22,0	19,7	18,8	19,1
Total sale of merchandise	Rm	688	454	283	253	153
Share of Group sale of merchandise	%	19,3	12,8	8,0	7,1	4,3
Credit sales	Rm	523	338	207	231	99
Percentage of total	%	76,0	74,4	73,1	91,3	64,7
Cash sales	Rm	165	116	76	22	54
Percentage of total	%	24,0	25,6	26,9	8,7	35,3
Deposit rate on credit sales	%	13,3	15,7	19,3	12,9	19,8
Number of stores		199	147	86	118	116
Revenue per store	R000	5 683	5 190	4 907	4 051	2 121
Retail square meterage		141 860	116 656	64 229	71 725	16 801
Revenue per square metre	Rand	7 973	6 541	6 570	6 664	14 642
Number of employees		3 111	2 481	1 438	1 957	747
Revenue per employee	R000	364	308	293	244	329
Instalment sale receivables – gross	Rm	1 937	1 311	640	1 006	386
Bad debts written off	Rm	55	32	11	42	8
Bad debts written off as a percentage of gross receivables	%	2,8	2,4	1,7	4,2	2,1
Receivables' arrears	Rm	197	110	51	139	21
Receivables' arrears as a percentage of gross receivables	%	10,2	8,4	8,0	13,8	5,4
Collection rate	%	7,4	7,4	8,3	6,2	7,4
Average length of the book	Months	13,5	13,5	12,0	16,1	13,5

Morkels	Barnetts	Other	**Sub-total**	Hi-Fi Corp	Abra	Corp-orate	**Group**
517	403	68	**4 028**	1 024	125		**5 177**
120	121	(8)	**918**	133	(5)	(110)	**936**
1	–	–	**5**	2	1	34	**42**
717	624	89	**5 720**	207	50	2 250	**8 227**
154	84	14	**1 115**	109	38	895	**2 157**
2	1	1	**9**	3	1	40	**53**
23,2	30,0	(11,8)	**22,8**	13,0	(4,0)		**18,1**
329	213	36	**2 409**	1 024	124		**3 557**
9,2	6,0	1,0	**67,7**	28,8	3,5		**100,0**
265	190	27	**1 880**				**1 880**
80,5	89,2	75,0	**78,0**				**52,9**
64	23	9	**529**	1 024	124		**1 677**
19,5	10,8	25,0	**22,0**	100,0	100,0		**47,1**
12,7	12,8	22,1	**14,7**				**14,7**
116	103	16	**901**	17	41		**959**
4 457	3 913	4 250	**4 471**	60 235	3 049		**5 398**
84 360	57 674	12 129	**565 434**	28 606	35 398		**629 438**
6 128	6 988	5 606	**7 124**	35 797	3 531		**8 225**
1 746	1 738	412	**13 630**	1 480	500	510	**16 120**
296	232	165	**296**	692	250		**321**
826	776	141	**7 023**	1			**7 024**
18	23	12	**201**				**201**
2,2	3,0	8,5	**2,9**				**2,9**
72	74	46	**710**				**710**
8,7	9,5	32,6	**10,1**				**10,1**
8,5	6,7	8,1	**7,4**				**7,4**
11,8	14,9	12,3	**13,5**				**13,5**

Segmental report – 6 months ended 29 February 2004

		Russells	Joshua Doore	Bradlows	Price 'n Pride	Electric Express
Revenue	Rm	968	721	368	413	217
Operating income	Rm	223	146	72	78	43
Depreciation	Rm	1	1	1	1	–
Total assets	Rm	1 444	1 079	539	730	292
Total current liabilities	Rm	248	196	115	91	62
Capital expenditure	Rm	1	1	1	1	1
Operating margin	%	23,0	20,2	19,6	18,9	19,8
Total sale of merchandise	Rm	566	421	237	215	130
Share of Group sale of merchandise	%	17,7	13,1	7,4	6,7	4,1
Credit sales	Rm	439	316	181	199	89
Percentage of total	%	77,6	75,1	76,4	92,6	68,5
Cash sales	Rm	127	105	56	16	41
Percentage of total	%	22,4	24,9	23,6	7,4	31,5
Deposit rate on credit sales	%	14,0	16,2	18,3	14,2	17,4
Number of stores		199	151	86	117	113
Revenue per store	R000	4 864	4 775	4 279	3 530	1 920
Retail square meterage		139 809	118 798	64 023	69 726	16 676
Revenue per square metre	Rand	6 924	6 069	5 748	5 923	13 013
Number of employees		3 038	2 450	1 402	1 932	718
Revenue per employee	R000	319	294	262	214	302
Instalment sale receivables – gross	Rm	1 816	1 302	596	924	354
Bad debts written off	Rm	54	37	12	40	6
Bad debts written off as a percentage of gross receivables	%	3,0	2,8	2,0	4,3	1,7
Receivables' arrears	Rm	287	156	60	174	23
Receivables' arrears as a percentage of gross receivables	%	15,8	12,0	10,1	18,8	6,5
Collection rate	%	6,8	6,9	7,9	5,7	7,4
Average length of the book	Months	14,7	14,5	12,7	17,5	13,5

Morkels	Barnetts	Other*	**Sub-total**	Hi-Fi Corp	Abra	Bo-Concept	Corp-orate	**Group**
488	341	127	**3 643**	933	108	48	2	**4 734**
105	78	(3)	**742**	151	(4)	(17)	(188)	**684**
1	1	5	**11**	2	1	2	27	**43**
654	581	346	**5 665**	158	55	62	1 678	**7 618**
123	79	2	**916**	96	29	35	1 052	**2 128**
			5	2	2	1	37	**47**
21,5	22,9	(2,4)	**20,4**	16,2	(3,7)	(35,4)		**14,4**
293	182	70	**2 114**	933	106	46	2	**3 201**
9,2	5,7	2,2	**66,1**	29,1	3,3	1,4	0,1	**100,0**
217	159	50	**1 650**	39				**1 689**
74,1	87,4	71,4	**78,1**	4,2				**52,8**
76	23	20	**464**	894	106	46	2	**1 512**
25,9	12,6	28,6	**21,9**	95,8	100,0	100,0	100,0	**47,2**
13,5	12,8	24,1	**15,4**	22,8				**15,4**
122	107	35	**930**	16	33	8		**987**
4 000	3 187	3 629	**3 917**	58 313	3 273	6 000		**4 796**
88 316	62 024	27 389	**586 761**	27 450	28 638	6 274		**649 123**
5 526	5 498	4 637	**6 209**	33 989	3 771	7 651		**7 293**
1 740	1 848	683	**13 811**	1 125	409	106	478	**15 929**
280	185	186	**264**	829	264	453		**297**
919	757	256	**6 924**	8				**6 932**
30	32	19	**230**					**230**
3,3	4,2	7,4	**3,3**					**3,3**
124	131	79	**1 034**					**1 034**
13,5	17,3	30,9	**14,9**					**14,9**
7,4	6,8	6,1	**6,8**					**6,8**
13,5	14,7	16,4	**14,7**					**14,7**

Segmental report – year ended 31 August 2004

		Russells	Joshua Doore	Bradlows	Price 'n Pride	Electric Express
Revenue	Rm	1 877	1 353	702	788	415
Operating income	Rm	469	274	123	153	74
Depreciation	Rm	2	2	1	1	
Total assets	Rm	1 379	977	517	699	281
Total current liabilities	Rm	257	198	116	87	63
Capital expenditure	Rm	2	2	1	1	1
Operating margin	%	25,0	20,3	17,5	19,4	17,8
Total sale of merchandise	Rm	1 099	788	454	405	248
Share of Group sale of merchandise	%	17,9	12,9	7,4	6,6	4,1
Credit sales	Rm	841	576	342	372	164
Percentage of total	%	76,5	73,1	75,3	91,9	66,1
Cash sales	Rm	258	212	112	33	84
Percentage of total	%	23,5	26,9	24,7	8,1	33,9
Deposit rate on credit sales	%	14,2	17,2	18,8	13,8	18,1
Number of stores		199	146	84	118	114
Revenue per store	R000	9 432	9 267	8 357	6 678	3 640
Retail square meterage		141 860	115 712	63 131	71 472	16 554
Revenue per square metre	Rand	13 231	11 693	11 120	11 025	25 069
Number of employees		3 109	2 471	1 399	1 947	736
Revenue per employee	R000	604	548	502	405	564
Instalment sale receivables – gross	Rm	1 730	1 176	570	905	343
Bad debts written off	Rm	113	79	23	98	13
Bad debts written off as a percentage of gross receivables	%	6,5	6,7	4,0	10,8	3,8
Receivables' arrears	Rm	227	116	51	149	20
Receivables' arrears as a percentage of gross receivables	%	13,1	9,9	8,9	16,5	5,8
Collection rate	%	7,0	7,1	8,0	5,9	7,4
Average length of the book	Months	14,3	14,1	12,5	16,9	13,5

* *The trading results of 19 stores that were closed in the BLNS countries are included in this analysis up until the date of closure but the number of stores, number of employees and retail square meterage are not shown at the year end. Accordingly, the calculations for revenue per store, per employee and per square metre are overstated.*

Morkels	Barnetts	Other*	**Sub-total**	Hi-Fi Corp	Abra	Bo-Concept	Corp-orate	**Group**
926	655	236	**6 952**	1 798	210	96		**9 056**
184	136	(19)	**1 394**	271	(17)	(77)	(306)	**1 265**
2	1	6	**15**	3	2	4	70	**94**
675	547	241	**5 316**	201	62		2 160	**7 739**
130	89	25	**965**	158	46		1 075	**2 244**
2	1	1	**11**	6	4	1	111	**133**
19,9	20,8	(8,1)	**20,1**	15,1	(8,1)	(80,2)		**14,0**
559	346	135	**4 034**	1 798	206	93		**6 131**
9,1	5,6	2,2	**65,8**	29,3	3,4	1,5		**100,0**
400	299	95	**3 089**					**3 089**
71,6	86,4	70,4	**76,6**					**50,4**
159	47	40	**945**	1 798	206	93		**3 042**
28,4	13,6	29,6	**23,4**	100,0	100,0	100,0		**49,6**
13,1	12,6	26,2	**15,7**					**15,7**
113	100	25	**899**	17	36			**952**
8 195	6 550	9 440	**7 733**	105 765	5 833			**9 513**
82 602	55 706	17 427	**564 464**	28 606	31 405			**624 475**
11 210	11 758	13 542	**12 316**	62 854	6 687			**14 502**
1 716	1 725	706	**13 809**	1 438	448		472	**16 167**
540	380	334	**503**	1 250	469			**560**
771	674	223	**6 392**	2				**6 394**
48	47	33	**454**			3	208	**665**
6,2	7,0	14,8	**7,1**					**10,4**
84	83	68	**798**					**798**
10,9	12,3	30,5	**12,5**					**12,5**
7,7	6,8	6,8	**7,0**					**7,0**
13,0	14,7	14,7	**14,3**					**14,3**

Operating environment

The favourable economic conditions in the local durables retail market prevailed throughout the period under review. The benefits flowing from the real growth in the consumers' disposable income has materially reduced the credit risk profile of the Group and has again enhanced the cash generated by trading.

Financial overview

Revenue increased by 9% to R5,2 billion (2004: R4,7 billion), with the sale of merchandise increasing by 11% to R3,6 billion (2004: R3,2 billion). The increase in sales represents like on like growth of 11%. Sale of merchandise constituted 69% of total revenue (2004: 68%), with the remainder being finance charges, financial and other services. Southern African revenue contributed 97% of total revenue (2004: 97%). Abra grew revenue in Zloty terms by 11%. Credit sales accounted for 52,9% of total sales (2004: 52,8%). The credit chains increased their sale of merchandise by 16,1%.

The Group's overall average product margin reduced slightly to 32,0% (2004: 32,4%) mainly due to the impact of Hi-Fi Corporation which experienced a product margin reduction of 1,6%. Our credit chains increased their product margin by 1,1%. Stock markdowns of R16 million (2004: R16 million) were incurred as a result of product deflation. Retail prices of electrical goods declined by 12% on average due to the strength of the rand and a decline in US dollar prices. This impacted on Hi-Fi Corporation as well as the electrical goods component of our credit chains in southern Africa. Furniture inflation of 5% was experienced for the period under review and overall deflation was 8,5%.

Finance charges earned decreased by 5% over the comparable period to R705 million in the declining interest rate environment. Financial services, which includes all the Group's insurance offerings, increased by 13% to R680 million, due mainly to the very material increase in the number of transactions.

Operating expenses declined by 3% to R1,8 billion on the back of synergistic savings.

Operating income grew by 37% to R936 million with the operating margin improving to 18,1% from 14,4%. Headline earnings increased to R641 million (2004: R452 million). Headline earnings per share rose by 38% to 376,2 cents (2004: 272,5 cents).

Net instalment sale receivables experienced a growth of 9,2% to nearly R5,0 billion over the past six months. Total provisions as a percentage of gross instalment sale receivables stand at 29,4% (2004: 32,6%). The Group continues to insure its South African instalment sale receivables.

Bad debts written off decreased from 3,3% to 2,9% of gross receivables. Arrears represented 10,1% of gross receivables, down from 14,9% the previous year. It is significant to note that the rand amount of arrears reduced from R1 034 million to R710 million year on year. The average length of the book has reduced to 13,5 months.

Inventories increased by 15,0% on the previous year due to the replenishment of stock after a very buoyant festive season.

The Group currently has no net gearing (2004: 17%). Cash generated by trading increased to R989 million (2004: R745 million). Working capital cash requirements increased from R276 million to R675 million with the increase in the instalment sale receivables accounting for the bulk of this increase.

Operational overview

We place significant focus on differentiating our brands in order to capture as much of our target market as possible and at the same time minimise competition between our own brands. Measures are in place to counter, as far as possible, the impact of deflation on the businesses.

The Group now administers in excess of 1,7 million current customer accounts. Since year end, 28 stores have been renovated, 14 stores closed and 21 new stores opened bringing our total store base to 959. Included in the store closures are the seven stores in Mozambique that were disposed of during the period under review. We plan to spend R52,7 million on renovating 133 stores over the course of this financial year.

Abra

Abra increased its store base by five stores to 41 during the period under review. The Polish economy remains weak but has the potential to recover in the medium term. We have used the current unfavourable economic conditions to increase our store footprint and in so doing, build a national brand.

Absa/Thebe Investment Corporation Venture

It was announced on 5 May 2005 that Absa Bank, JD Group and Thebe Investment Corporation have formed a new financial services group to provide mass market consumers with improved access to personal loans and other related financial products on more favourable terms than those currently available in the market. During the first phase, products, systems and procedures will be tested on a small scale to ensure that we cater for market needs before the concept is implemented countrywide. Further announcements regarding the progress and the name of the new group will be made in due course.

Corporate governance

JD Group complies with the Code of Corporate Practices and Conduct as set out in the King II Report on Corporate Governance and the JSE Securities Exchange South Africa Listings Requirements.

Triple bottom line

The Group remains committed to support HIV/Aids interventions, sound labour relations, enhanced skills training and the development of our people. Black economic empowerment within our South African communities remains an integral part of the Group's strategy.

Prospects

Trading has remained buoyant subsequent to the reporting date. Should these trends continue for the remainder of the financial year, we expect to have the same earnings distribution ratio as in the 2004 financial year. Dividend cover will remain at two times. Cash generation is traditionally also stronger in the second half of the financial year. Given the current sound financial health of the consumer, the quality of the instalment sale receivables should be maintained.

Declaration of interim dividend number 43

Notice is hereby given that the board of directors has declared an interim dividend of 185 cents per share (2004: 90 cents per share) for the six months ended 28 February 2005. The dividend has been declared in the currency of the Republic of South Africa.

In accordance with the settlement procedures of STRATE, the following dates will apply to the interim dividend:

Last day to trade cum dividend	Friday, 3 June 2005
Trading ex dividend commences	Monday, 6 June 2005
Record date	Friday, 10 June 2005
Dividend payment date	Monday, 13 June 2005

Share certificates may not be dematerialised or rematerialised between Monday, 6 June 2005 and Friday, 10 June 2005, both days inclusive.

Review by the independent auditors

The financial information has been reviewed, but not audited, by Deloitte & Touche, whose unqualified review report is available for inspection at the Company's registered office.

For and on behalf of the board


I David Sussman
Executive chairman


Mias Strauss
Chief executive officer


Gerald Völkel
Financial director

Johannesburg

17 May 2005

Administration

JD Group Limited	('JD' or 'the Group')
Registration number	1981/009108/06 JSE code: JDG ISIN: ZAE000030771
Registered Office	11th Floor, JD House, 27 Stiemens Street, Braamfontein, Johannesburg, 2001 (PO Box 4208, Johannesburg, 2000) Telephone: +27 11 408 0408 Facsimile: +27 11 408 0604
Transfer secretaries	Computershare Investor Services 2004 (Pty) Ltd 70 Marshall Street, Johannesburg, 2001 Telephone: +27 11 370 5000 Facsimile: +27 11 370 5663
ADR Depository	File number 82-4401 The Bank of New York Company, Inc. One Wall Street, New York, NY 10286, United States of America Telephone: +1 888 269 2377
Sponsor	PSG Capital Limited Building No 8, Woodmead Estate, 1 Woodmead Drive, Woodmead, Sandton, 2157 Telephone: +27 11 797 8400 Facsimile: +27 11 797 8435
Executive directors	ID Sussman (executive chairman), HC Strauss (chief executive officer), JL Bezuidenhout, JHC Kok, G Völkel
Non-executive director	IS Levy
Independent non-executive directors	ME King, Dr D Konar, M Lock, MJ Shaw
Company secretary	TV Naidoo
Email	info@jdg.co.za


abra
sklepy meblowe

Barnetts

B. BRADLOWS

ELECTRIC EXPRESS
WE'VE GOT THE POWER!

HI-FI CORPORATION
The lowest prices, on every product, everyday, guaranteed

Joshua Doore

Morkels
Your Two year guarantee store

PRICE 'N PRIDE

Russells
See how little style costs

GRAPHICOR 32428

GROUP

www.jdg.co.za